UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Nortek, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34697	05-0314991
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

500 Exchange Street Providence, Rhode Island		02903-2699
(Address of principal executive offices)		(Zip Code)

Kevin W. Donnelly		(401) 751-1600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Nortek, Inc. (“we”, “Company” or “Nortek”) has determined that certain products we manufactured, or contracted with third parties to manufacture, during the 2015 calendar-year reporting period (January 1 through December 31, 2015) contain “conflict minerals” (as defined in Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 and Form SD thereunder) that are necessary to the functionality or production of those products (“necessary conflict minerals”).

Based on our good-faith, reasonable country-of-origin inquiry, which overlaps to some extent with our due diligence measures as described in the attached Conflict Minerals Report (filed as Exhibit 1.01 to this Form SD), Nortek has reason to believe that some of its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), and/or may not have been derived from recycled or scrap sources. Accordingly, as described more fully in the attached Conflict Minerals Report ( “Conflict Minerals Report” or “CMR”), we have exercised due diligence on the source and chain of custody of such necessary conflict minerals in accordance with the internationally recognized due diligence framework set forth in the Organisation of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, and the Supplements thereto for tin, tantalum, tungsten and gold (together, “OECD Due Diligence Guidance”).

The following is a brief description of the steps taken by Nortek in conducting its good-faith, reasonable country-of-origin inquiry, which we believe has been reasonably designed to determine whether any of the necessary conflict minerals contained in our products originated in any of the Covered Countries and/or came from recycled or scrap sources. More specific detail can be found in the accompanying Conflict Mineral Report (Exhibit 1.01). All references made in this Form SD -- and the accompanying CMR -- to our communications with, and/or receipt of information from, our “suppliers” are intended to refer solely to our direct, or first-tier, suppliers.

In 2015, Nortek expanded its supplier’s population to 615 suppliers who provide raw materials, components or finished products containing necessary conflict minerals to survey. We refer to this population of suppliers as the “2015 Supplier Population” for purposes of this Form SD and the accompanying Conflict Minerals Report (Exhibit 1.01 hereto).

Using a survey template developed jointly by members of the Electronic Industry Citizen Coalition and the Global e-Sustainability Initiative, pursuant to their Conflict Free Sourcing Initiative (“CFSI”), under the auspices of the OECD Due Diligence Guidance, Nortek requested that each member of the 2015 Supplier Population provide relevant source information regarding products (including components) or materials purchased by Nortek that may contain necessary conflict minerals; i.e., 3TG content, country of origin, and smelting/refining facility. Upon receipt of supplier responses, we had reason to believe that some of the necessary conflict minerals contained in our products (including components) may have originated in the DRC of another Covered Country, or may not have been derived solely from recycled or scrap sources, we proceeded to perform the required due diligence on each supplier response to determine if there were any incomplete or inconsistent responses, and/or responses that raised supplier red flags. For more detail on our due diligence measures for the 2015 reporting period, see the attached CMR.

A copy of this Form SD, including the Conflict Minerals Report filed herewith as Exhibit 1.01, is available on Nortek’s website at www.nortek.com under “Corporate Governance” on the “Investors” portion of our website. The address of this website is included for informational purposes only, and its contents are not incorporated by reference into this Form SD or the attached Conflict Minerals Report (Exhibit 1.01 to this Form SD).

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[1]
The manufacture of products during any specified time period likely includes raw materials and component parts sourced before, as well as during, the reporting period. In particular, some necessary 3TGs used during the current reporting period may have been smelted, refined and/or manufactured by a supplier (pursuant to a contract or purchase order with us to manufacture) prior to January 1, 2015.

Item 1.02    Exhibit

The Conflict Minerals Report required by Item 1.01 of Form SD is filed herewith as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NORTEK, INC.
(Registrant)

/s/ Kevin W. Donnelly
Kevin W. Donnelly
Authorized Officer, Senior Vice President and
General Counsel and Secretary

Date: May 31, 2016